SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: November 1, 2012

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the Second Quarter Ended September 30, 2012

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No. 12-157E
3:00 P.M. JST, November 1, 2012
Consolidated Financial Results
for the Second Quarter Ended September 30, 2012

Tokyo, November 1, 2012 -- Sony Corporation today announced its consolidated financial results for the second quarter ended September 30, 2012 (July 1, 2012 to September 30, 2012).

	(Billions of yen, millions of U.S. dollars, except per share amounts) Second quarter ended September 30
	2011	2012	Change in yen	2012*
Sales and operating revenue	¥1,575.0	¥1,604.7	+1.9%	$20,573
Operating income (loss)	(1.6)	30.3	-	388
Income before income taxes	0.1	19.7	-	252
Net loss attributable to Sony Corporation’s stockholders	(27.0)	(15.5)	-	(198)
Net loss attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(26.88)	¥(15.41)	-	$(0.20)
- Diluted	(26.88)	(15.41)	-	(0.20)

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 78 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of September 30, 2012.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2013 to reflect modifications to its organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications (“Sony Mobile”) segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile segments are reclassified in five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments, as well as All Other.  The previously reported Sony Mobile segment is now included in the MP&C segment as the Mobile Communications category.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  For further details regarding segment and category changes, see page 15.

In connection with this realignment, both sales and operating revenue (“sales”) and operating income (loss) of each segment in the second quarter and six months ended September 30, 2011 have been restated to conform to the current fiscal year’s presentation.

The average foreign exchange rates during the quarters ended September 30, 2011 and 2012 are presented below.

	Second quarter ended September 30
	2011	2012	Change
The average rate of yen
1 U.S. dollar	¥76.9	¥78.6	2.3%	（yen depreciation）
1 Euro	108.7	98.4	10.4	（yen appreciation）

Consolidated Results for the Second Quarter Ended September 30, 2012

Sales were 1,604.7 billion yen (20,573 million U.S. dollars), an increase of 1.9% compared to the same quarter of the previous fiscal year (“year-on-year”).  This increase was primarily due to a significant increase in sales in the MP&C segment, while sales in the HE&S segment decreased significantly resulting from a decrease in LCD television unit sales.  On a constant currency basis, sales increased 3% year-on-year.  For further details about sales on a constant currency basis, see Note on page 10.  The increase in MP&C segment sales was primarily due to the impact of the consolidation of Sony Mobile Communications AB (“Sony Mobile,” formerly known as Sony Ericsson Mobile Communications AB (“Sony Ericsson”)) as a wholly-owned subsidiary from February 2012.  During the same quarter of the previous fiscal year, Sony Mobile was an affiliated company accounted for under the equity method.

On a pro forma basis, had Sony Mobile been fully consolidated in the same quarter of the previous fiscal year, consolidated sales would have decreased by approximately 8% year-on-year.

Operating income of 30.3 billion yen (388 million U.S. dollars) was recorded, compared to an operating loss of 1.6 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to an improvement in the operating results of the Devices segment, and of the HE&S segment, mainly reflecting cost reductions in LCD televisions.

Restructuring charges, net, decreased 17.3 billion yen year-on-year to 11.5 billion yen (147 million U.S. dollars).  This decrease was primarily due to 18.4 billion yen in asset impairments recorded in the Devices segment in the same quarter of the previous fiscal year associated with the sale of the small- and medium-sized display business.

Operating results during the current quarter were favorably impacted by a net benefit of 13.2 billion yen (170 million U.S. dollars) from insurance recoveries relating to damages and losses incurred from the floods in Thailand (the “Floods”) which took place in the fiscal year ended March 31, 2012, and a gain of 8.2 billion yen (105 million U.S. dollars) from the sale of the chemical products related business recorded mainly in the Devices segment.

Equity in net loss of affiliated companies, recorded within operating income, was 3.1 billion yen (40 million U.S. dollars), compared to equity in net income of 1.1 billion yen in the same quarter of the previous fiscal year.  This loss was primarily due to the recording of equity in net loss for EMI Music Publishing (“EMI”), mainly due to the recording of transaction related costs, interest expense and restructuring charges stemming from the acquisition of EMI.  From June 29, 2012, EMI became an affiliated company accounted for under the equity method.

The net effect of other income and expenses was a loss of 10.6 billion yen (136 million U.S. dollars) in the current quarter, compared to income of 1.7 billion yen in the same quarter of the previous fiscal year.  This deterioration was primarily due to the recording of a net foreign exchange loss in the current quarter, compared to the recording of a net foreign exchange gain in the same quarter of the previous fiscal year.

Income before income taxes increased 19.6 billion yen year-on-year to 19.7 billion yen (252 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 22.0 billion yen (282 million U.S. dollars) of income tax expense.  As of March 31, 2012, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses and as such Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current quarter exceeded the Japanese statutory tax rate.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, decreased 11.5 billion yen year-on-year to 15.5 billion yen (198 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars) Second quarter ended September 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥219.1	¥182.6	-16.7%	$2,341
Operating income	15.8	2.6	-83.6	33

The IP&S segment includes Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.

Sales decreased 16.7% year-on-year (a 16% decrease on a constant currency basis) to 182.6 billion yen (2,341 million U.S. dollars).  This decrease was primarily due to a significant decrease in unit sales of compact digital cameras reflecting a contraction of the low-end of the market resulting from popularization of smartphones as well as a slowing economy.

Operating income decreased 13.2 billion yen year-on-year to 2.6 billion yen (33 million U.S. dollars).  This decrease was mainly due to the above-mentioned decrease in sales of compact digital cameras.

Game

	(Billions of yen, millions of U.S. dollars) Second quarter ended September 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥176.0	¥148.2	-15.8%	$1,899
Operating income	3.0	2.3	-23.8	29

Sales decreased 15.8% year-on-year (a 14% decrease on a constant currency basis) to 148.2 billion yen (1,899 million U.S. dollars).  This decrease was primarily due to lower sales of hardware and software of the PlayStation®3 (“PS3”) and PSP® (PlayStation Portable) (“PSP”), partially offset by the contribution of the PlayStation®Vita (“PS Vita”) introduced in December 2011.

Operating income decreased 0.7 billion yen year-on-year to 2.3 billion yen (29 million U.S. dollars).  This decrease was due to the impact of the above-mentioned decrease in sales, as well as unfavorable foreign exchange rates, partially offset by a decrease in selling, general and administrative expenses.

Mobile Products & Communications (MP&C)

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥141.7	¥300.4	+112.1%	$3,851
Operating loss	(6.1)	(23.1)	-	(296)

The MP&C segment includes the Mobile Communications and Personal and Mobile Products categories.  Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  The supplemental pro forma financial information related to Sony Mobile is presented to enhance investors’ understanding of Sony’s operating results, is based on estimates and assumptions which Sony believes are reasonable, is not intended to represent or be indicative of what Sony’s operating results would have been had Sony Mobile been a wholly-owned subsidiary for the entire fiscal year ended March 31, 2012, and should not be taken as indicative of Sony’s future operating results.

Sales increased 112.1% year-on-year (a 125% increase on a constant currency basis) to 300.4 billion yen (3,851 million U.S. dollars).  This increase was primarily due to the consolidation of Sony Mobile from February 2012, partially offset by significantly lower sales of PCs resulting from a decline in unit sales.

On a pro forma basis, had Sony Mobile been fully consolidated in the same quarter of the previous fiscal year, segment sales would have been essentially flat.  This was due to an increase in sales of mobile phones primarily resulting from higher average selling prices, reflecting a product portfolio shift to smartphones from feature phones, and higher unit sales of smartphones, being offset mainly by significantly lower sales of PCs.

Operating loss increased 17.0 billion yen year-on-year to 23.1 billion yen (296 million U.S. dollars).  This increase was due to the impact of the above-mentioned lower sales of PCs and the impact associated with the consolidation of Sony Mobile as a wholly-owned subsidiary, including incremental intangible asset amortization and certain royalty adjustments.

The pro forma segment operating loss had Sony Mobile been fully consolidated in the same quarter of the previous fiscal year would have been approximately 10.0 billion yen.  The increase in the loss over the previous fiscal year on a pro forma basis was primarily due to the impact of the lower sales of PCs.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars) Second quarter ended September 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥314.8	¥236.0	-25.0%	$3,026
Operating loss	(41.8)	(15.8)	-	(203)

The HE&S segment includes Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray DiscTM players and recorders, and memory-based portable audio devices.

Sales decreased 25.0% year-on-year (a 24% decrease on a constant currency basis) to 236.0 billion yen (3,026 million U.S. dollars).  This decrease was primarily due to a decrease in LCD television unit sales.

Operating loss decreased 26.0 billion yen year-on-year to 15.8 billion yen (203 million U.S. dollars).  The lower operating loss was primarily due to reductions in LCD panel related expenses and operating expenses associated with the Television Profitability Improvement Plan announced in November 2011.  Included in the reduction of LCD panel related expenses was the impact of not having any expenses incurred for the low capacity utilization of S-LCD Corporation (“S-LCD”) pursuant to the termination of the S-LCD joint venture.

In Televisions, sales decreased 31.5% year-on-year to 146.7 billion yen (1,881 million U.S. dollars) and operating loss* decreased 30.5 billion yen year-on-year to 10.2 billion yen (130 million U.S. dollars).

*	The operating loss in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars) Second quarter ended September 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥299.7	¥249.9	-16.6%	$3,204
Operating income (loss)	(18.4)	29.8	-	382

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Sales decreased 16.6% year-on-year (a 16% decrease on a constant currency basis) to 249.9 billion yen (3,204 million U.S. dollars).  This decrease was primarily due to the absence of the small- and medium-sized display business which was included in the same quarter of the previous fiscal year and a decrease in sales of system LSIs for the game business, partially offset by a significant increase in sales of image sensors reflecting higher demand.  Sales to external customers decreased 10% year-on-year.

Operating income of 29.8 billion yen (382 million U.S. dollars) was recorded, compared to an operating loss of 18.4 billion yen in the same quarter of the previous fiscal year.  This significant improvement in segment operating results was primarily due to asset impairments of 18.4 billion recorded in the same quarter of the previous fiscal year associated with the sale of the small- and medium-sized display business, the above-mentioned higher sales of image sensors and the gain from the sale of the chemical products related business.  During the quarter, a net benefit was recorded from insurance recoveries relating to damages and losses incurred from the Floods which took place in the fiscal year ended March 31, 2012.  Restructuring charges in the Devices segment were 3.5 billion yen (45 million U.S. dollars) compared to 21.2 billion yen in the same quarter of the previous fiscal year.

*    *    *    *    *

Total inventory of the five Electronics* segments above as of September 30, 2012 was 751.0 billion yen (9,629 million U.S. dollars), an increase of 10.2 billion yen, or 1.4% year-on-year.  Inventory increased by 41.2 billion yen, or 5.8% compared with the level as of June 30, 2012.  The increase from September 30, 2011 was primarily due to the consolidation of Sony Mobile from February 2012.  Without the impact of the consolidation of Sony Mobile, inventory decreased year-on-year.

* The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars) Second quarter ended September 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥169.3	¥163.0	-3.7%	$2,090
Operating income	20.6	7.9	-61.8	101

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales decreased 3.7% year-on-year (a 6% decrease on a constant currency (U.S. dollar) basis) to 163.0 billion yen (2,090 million U.S. dollars).  The decrease in revenues in the current quarter was primarily due to the sale of a participation interest in Spider-Man merchandising rights in the same quarter of the previous fiscal year, partially offset by higher theatrical revenues for the current year’s release slate which benefitted from the strong performance of The Amazing Spider-Man.  Television revenues were essentially flat year-on-year as higher U.S. television network programming revenues were offset by lower U.S. made-for-cable programming revenues.

Operating income decreased 12.7 billion yen year-on-year to 7.9 billion yen (101 million U.S. dollars).  This decrease was due to a benefit of 21.4 billion yen from the sale of the above-noted interest in Spider-Man merchandising rights in the same quarter of the previous fiscal year, partially offset by the stronger performance of the current year’s film slate in the current quarter.  The current year’s film slate included the strong performance of The Amazing Spider-Man, partially offset by the underperformance of Total Recall.  Higher U.S. television network programming revenues and lower production expenses for new U.S. television network and made-for-cable television programming in the current quarter also partially offset the decrease in operating income.

Music

	(Billions of yen, millions of U.S. dollars) Second quarter ended September 30
	2011	2012	Change in yen	2012
Sales and operating revenue	¥103.6	¥99.2	-4.3%	$1,272
Operating income	6.3	7.9	+24.1	101

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales decreased 4.3% year-on-year (a 6% decrease on a constant currency basis) to 99.2 billion yen (1,272 million U.S. dollars).  The decrease in sales was primarily due to a recognition of digital license revenue in the same quarter of the previous fiscal year and the continued worldwide contraction of the physical music market.  Best selling titles during the quarter included P!nk’s The Truth about Love, Kana Nishino’s Love Place, and Michael Jackson’s Bad – 25th Anniversary.

Operating income increased 1.5 billion yen year-on-year to 7.9 billion yen (101 million U.S. dollars).  Operating income increased primarily due to significantly lower restructuring charges and improvement in the performance of the recorded music business in the U.S. and Europe, partially offset by a benefit from the recognition of digital license revenue in the same quarter of the previous fiscal year.

Financial Services

	(Billions of yen, millions of U.S. dollars) Second quarter ended September 30
	2011	2012	Change in yen	2012
Financial services revenue	¥184.1	¥231.4	+25.7%	$2,967
Operating income	24.5	31.2	+27.5	400

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 25.7% year-on-year to 231.4 billion yen (2,967 million U.S. dollars) primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 33.9% year-on-year to 205.6 billion yen (2,636 million U.S. dollars).  This was due to significantly improved investment performance in the separate account reflecting the fact that there was only a modest decline in the Japanese stock market during the current quarter, as compared with a significant decline in the same quarter of the previous fiscal year.  Insurance premiums revenue of Sony Life increased, reflecting its higher policy amount in force.

Operating income increased 6.7 billion yen year-on-year to 31.2 billion yen (400 million U.S. dollars).  This increase was mainly due to a significant increase in operating income at Sony Life.  Operating income at Sony Life increased 12.6 billion yen year-on-year to 31.8 billion yen (407 million U.S. dollars).  This increase was primarily due to an increase in investment performance in the general account.

*    *    *    *    *

Consolidated Results for the Six Months ended September 30, 2012

For Consolidated Statements of Income and Business Segment Information for the six months ended September 30, 2012 and 2011, please refer to pages F-3 and F-7 respectively.

Sales for the six months ended September 30, 2012 (“the current six months”) increased 1.6% year-on-year to 3,119.8 billion yen (39,998 million U.S. dollars).  This was primarily due to a significant increase in the sales of the MP&C segment reflecting the impact of the consolidation of Sony Mobile from February 2012, partially offset by a significant decrease in the sales of the HE&S segment.  On a pro forma basis, had Sony Mobile been fully consolidated in the same period of the previous fiscal year, consolidated sales would have decreased by approximately 7% year-on-year.

During the current six months, the average rates of the yen were 79.4 yen against the U.S. dollar and 100.7 yen against the euro, which were 0.8% lower and 11.5% higher, respectively, as compared with the same period in the previous fiscal year.  On a constant currency basis, consolidated sales increased 4%.  For further detail about sales on a constant currency basis, see Note on page 10.

In the IP&S segment, sales decreased primarily due to lower sales of compact digital cameras reflecting a contraction of the market.  In the Game segment, sales decreased significantly due to lower sales of hardware and software of the PS3 and PSP.  In the MP&C segment, sales increased significantly primarily due to the impact of the consolidation of Sony Mobile from February 2012.  In the HE&S segment, sales decreased significantly primarily due to lower unit sales of LCD televisions.  In the Devices segment, sales decreased significantly mainly due to the absence of the small- and medium-sized display business which was included in the same period of the previous fiscal year and lower sales of system LSIs for the game business.  In the Pictures segment, sales were essentially flat as higher theatrical revenues from the current year’s film slate and higher U.S. television network programming revenues were offset by the sale of a participation interest in Spider-Man merchandising rights in the same period of the previous fiscal year and lower advertising revenues from Sony’s television networks in India.  In the Music segment, sales decreased primarily due to the continued worldwide contraction of the physical music market and a larger number of key releases in Japan during the same period of the previous fiscal year.  In the Financial Services segment, revenue increased significantly, primarily due to higher insurance premiums revenue at Sony Life.

Operating income increased 10.7 billion yen year-on-year to 36.5 billion yen (468 million U.S. dollars).  This increase was primarily due to an improvement in the operating results of the Devices and HE&S segments.  Operating results during the current six months were favorably impacted by a net benefit of 29.7 billion yen (381 million U.S. dollars) from insurance recoveries relating to damages and losses incurred from the Floods.

In the IP&S segment, operating income significantly decreased year-on-year mainly due to a decrease in sales of compact digital cameras.  In the Game segment, operating results deteriorated year-on-year and an operating loss was recorded primarily due to a decrease in sales of PS3 and PSP hardware and software.  In the MP&C segment, operating loss significantly increased year-on-year primarily due to the impact associated with the consolidation of Sony Mobile from February 2012.  In the HE&S segment, the operating loss decreased significantly year-on-year primarily due to a reduction of LCD panel related expenses and operating expenses.  In the Devices segment, operating results improved significantly and operating income was recorded primarily due to decreases in selling, general and administrative expenses and in restructuring charges, as well as the insurance recoveries mentioned above.  In the Pictures segment, operating income decreased primarily due to the sale of a participation interest in Spider-Man merchandising rights in the same period of the previous fiscal year.  In the Music segment, despite significantly lower restructuring charges, operating income decreased primarily due to a benefit from the recognition of digital license revenue in the same quarter of the previous fiscal year and the impact of lower sales.  In the Financial Services segment, operating income increased primarily due to a significant increase in net gains from investments in the general account at Sony Life.

Restructuring charges, recorded as operating expenses, amounted to 22.8 billion yen (292 million U.S. dollars) for the current six months compared to 30.6 billion yen for the same period of the previous fiscal year.

Equity in net loss of affiliated companies, recorded within operating income, decreased 0.3 billion yen year-on-year to 3.4 billion yen (44 million U.S. dollars).  This loss was primarily due to the recording of the equity in net loss for EMI, mainly due to the recording of transaction related costs, interest expense and restructuring charges stemming from the acquisition of EMI.  In the same period of the previous fiscal year, Sony recorded equity in net loss of 3.1 billion yen for Sony Ericsson and 1.5 billion yen for S-LCD.

The net effect of other income and expenses was an expense of 7.5 billion yen (96 million U.S. dollars), compared to expense of 2.7 billion yen in the same period of the previous fiscal year.  This increase in expenses was primarily due to the recording of a net foreign exchange loss in the current six months, compared to the recording of a net foreign exchange gain in the same period of the previous fiscal year.

Income before income taxes increased 5.8 billion yen year-on-year to 29.1 billion yen (373 million U.S. dollars) due to the higher operating income noted above.

Income taxes: During the current six months, Sony recorded 42.0 billion yen (539 million U.S. dollars) of income tax expense.  As of March 31, 2012, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses and as such Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current quarter exceeded the Japanese statutory tax rate.

Net loss attributable to Sony Corporation’s stockholders for the current six months decreased 2.4 billion yen year-on-year to 40.1 billion yen (514 million U.S. dollars).

*    *    *    *    *

Cash Flows (for the six months ended September 30, 2012)

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-14, respectively.

Operating Activities: During the current six months, there was a net cash inflow of 49.4 billion yen (634 million U.S. dollars) from operating activities, a decrease of 99.9 billion yen, or 66.9% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 182.7 billion yen (2,340 million U.S. dollars) for the current six months, an increase of 133.1 billion yen, or 268.2% year-on-year.  This increase was mainly due to the negative impact of a shift from an increase to a decrease in notes and accounts payable, trade, primarily resulting from the reduction of material procurement.  This was partially offset by the positive impact of a decrease in other receivables, included in other current assets, from third-party original equipment and design manufacturers, compared to an increase in the same period of the previous fiscal year, and a smaller increase in inventories, both caused by a decrease in production.  In addition, deterioration in the amount of net losses after taking into account non-cash adjustments (including depreciation and amortization, deferred income taxes, equity in net income (loss) of affiliated companies and other operating (income) expenses) negatively impacted cash flow year-on-year.

The Financial Services segment had a net cash inflow of 238.5 billion yen (3,057 million U.S. dollars), an increase of 31.3 billion yen, or 15.1% year-on-year.  This increase was primarily due to the contribution from insurance premiums resulting from a steady increase in policy amount in force at Sony Life.

Investing Activities: During the current six months, Sony used 470.8 billion yen (6,036 million U.S. dollars) of net cash in investing activities, an increase of 53.1 billion yen, or 12.7% year-on-year.

For all segments excluding the Financial Services segment, 117.8 billion yen (1,511 million U.S. dollars) was used, a decrease of 37.8 billion yen, or 24.3% year-on-year.  This decrease was primarily due to the increase of cash inflow, year-on-year, resulting from the sale of the chemical products related business and the sale of Sony’s equity interest in Sharp Display Products Corporation, partially offset by the increase in cash outflow, year-on-year, resulting from the acquisition of Gaikai Inc., included in other investing activities, and the investment in EMI, included in payments for investments and advances.

The Financial Services segment used 354.1 billion yen (4,540 million U.S. dollars) of net cash, an increase of 96.1 billion yen, or 37.2% year-on-year.  This increase was mainly due to a greater increase in net payments for investments held by Sony Bank.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current six months was 300.5 billion yen (3,851 million U.S. dollars), an increase of 95.2 billion yen, or 46.4% year-on-year.

Financing Activities: During the current six months, 148.0 billion yen (1,897 million U.S. dollars) of net cash and cash equivalents was generated by financing activities, an increase of 124.0 billion yen, or 517.8% year-on-year.  For all segments excluding the Financial Services segment, there was a 35.9 billion yen (460 million U.S. dollars) net cash inflow, compared to a 16.0 billion yen net cash outflow in the same period of the previous fiscal year.  This was primarily due to an increase in the issuance of commercial paper, borrowing from banks and procuring funds through syndicated loans that exceeded the increased redemptions of corporate bonds, repayments of bank borrowings and syndicated loans and execution of a tender offer for shares of So-net Entertainment Corporation.  In the Financial Services segment, financing activities generated 106.8 billion yen (1,369 million U.S. dollars) of net cash, an increase of 79.2 billion yen, or 286.6% year-on-year.  This increase was primarily due to a larger increase in customer deposits at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2012 was 588.8 billion yen (7,549 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 422.5 billion yen (5,417 million U.S. dollars) at September 30, 2012, a decrease of 152.7 billion yen, or 26.5% compared with the balance as of September 30, 2011, and a decrease of 296.9 billion yen, or 41.3% compared with the balance as of March 31, 2012.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 748.2 billion yen (9,592 million U.S. dollars) of unused committed lines of credit with financial institutions.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 166.3 billion yen (2,132 million U.S. dollars) at September 30, 2012, an increase of 22.5 billion yen, or 15.6% compared with the balance as of September 30, 2011, and a decrease of 8.8 billion yen, or 5.0% compared with the balance as of March 31, 2012.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-14.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Six months ended September 30
	2011	2012	2012

Net cash provided by operating activities reported in the consolidated statements of cash flows	¥149.3	¥49.4	$634
Net cash used in investing activities reported in the consolidated statements of cash flows	(417.7)	(470.8)	(6,036)
	(268.4)	(421.4)	(5,402)

Less: Net cash provided by operating activities within the Financial Services segment	207.2	238.5	3,057
Less: Net cash used in investing activities within the Financial Services segment	(258.0)	(354.1)	(4,540)
Eliminations *2	12.3	5.3	68

Cash flow used in operating and investing activities combined excluding the Financial Services segment’s activities	¥(205.3)	¥(300.5)	$(3,851)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Note

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the previous same quarter or six months of the previous fiscal year to local currency-denominated monthly sales in the current quarter or six months or the current fiscal year.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *
Outlook for the Fiscal Year ending March 31, 2013

The forecast for consolidated results for the fiscal year ending March 31, 2013, as announced on August 2, 2012, has been revised as per the table below.  While the forecast for sales has been revised, the forecast for operating income, income before income taxes and net income attributable to Sony Corporation’s stockholders remains unchanged.

	(Billions of yen)
	November Forecast	Change from August Forecast	August Forecast	Change from March 31, 2012 Actual Results	March 31, 2012 Actual Results
Sales and operating revenue	¥6,600	-2.9%	¥6,800	+1.6%	¥6,493.2
Operating income (loss)	130	-	130	-	(67.3)
Income before income (loss) taxes	150	-	150	-	(83.2)
Net income (loss) attributable to Sony Corporation’s stockholders	20	-	20	-	(456.7)

Assumed foreign currency exchange rates for the second half of the fiscal year ending March 31, 2013: approximately 80 yen to the U.S. dollar and approximately 100 yen to the euro.  (Assumed foreign currency exchange rates for the period from the second quarter through the fourth quarter of the current fiscal year at the time of the August forecast: approximately 80 yen to the U.S. dollar and approximately 100 yen to the euro.)

Consolidated sales for the fiscal year ending March 31, 2013 are expected to be 6,600 billion yen, primarily due to downward revisions in annual unit sales forecasts of key products resulting from the deceleration of the global economy.

IP&S

Primarily due to the lowering of the annual unit sales forecast for compact digital cameras, segment sales are expected to be slightly lower than the August forecast.  Due to the negative impact of the above-mentioned decrease in sales, operating income is expected to be slightly lower than the August forecast.  Sales are expected to increase and operating income is expected to increase significantly year-on-year.

Game

Primarily due to the lowering of the annual unit sales forecast for portable hardware, sales are expected to be lower than the August forecast.  Despite the negative impact of the above-mentioned decrease in sales, the outlook for operating income remains unchanged from the August forecast due to a reduction in operating expenses.  Sales are expected to decrease and operating income is expected to decrease significantly year-on-year.

MP&C

Primarily due to the lowering of the annual unit sales forecast for PCs, segment sales are expected to be slightly lower than the August forecast.  Due to the negative impact of the above-mentioned decrease in sales, operating results are expected to be lower than the August forecast.  Due to the consolidation of Sony Mobile, sales are expected to increase significantly year-on-year.  Operating results are expected to deteriorate significantly year-on-year primarily due to the large remeasurement gain recorded in the previous fiscal year for Sony Mobile.

On a pro forma basis, had Sony Mobile been fully consolidated from the beginning of the previous fiscal year, a significant increase in sales and a significant improvement in operating results would be anticipated.

HE&S

Primarily due to the lowering of the annual unit sales forecast for LCD televisions, segment sales are expected to be lower than the August forecast.  Despite greater than expected reductions in operating expenses and manufacturing costs, the outlook for operating results remains unchanged from the August forecast due to the cautious outlook for market conditions in the second half of the current fiscal year.  Sales are expected to decrease significantly and losses are expected to decrease significantly year-on-year.

Devices

Primarily because sales of both battery-related products and image sensors are expected to be lower than previously anticipated, segment sales are expected to be lower than the August forecast.  Despite the negative impact of the above-mentioned decrease in sales, operating income is expected to exceed the August forecast due to the gain from the sale of the chemical products related business and the recording of a net benefit from insurance recoveries relating to damages and losses incurred from the Floods which took place in the fiscal year ended March 31, 2012.  Sales are expected to decrease significantly year-on-year primarily because sales of the small- and medium-sized display business were included in the previous fiscal year.  Operating results are expected to improve significantly year-on-year.

Pictures

Primarily due to a change in the theatrical release schedule, sales are expected to be lower than the August forecast.  The outlook for operating income remains unchanged from the August forecast primarily due to an expected reduction in marketing expenses as a result of the change in the theatrical release schedule.  Sales and operating income are expected to increase year-on-year.

The forecast for sales and operating income in the Music and Financial Services segments remains unchanged from the August forecast.

As is Sony’s policy, the effects of gains and losses on investments held by the Financial Services segment due to market fluctuations since October 1, 2012, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be through the end of the current fiscal year.  Accordingly, these market fluctuations could further impact the current forecast.

The forecast for capital expenditures, depreciation and amortization and research and development expenses remains unchanged from that announced on August 2, 2012.

	(Billions of yen)
	November Forecast	Change from March 31, 2012 Results	March 31, 2012 Results
Capital expenditures (additions to Property, Plant and Equipment)	¥210	-28.8%	¥295.1
Depreciation and amortization *	330	+3.3	319.6
[for Property, Plant and Equipment (included above)	200	-4.4	209.2	]
Research and development expenses	470	+8.4	433.5

*	The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Management Focus and Topics

■
The operating environment for Sony continued to be severe primarily due to a slowing of the global economy.  Nevertheless, consolidated sales for the current quarter increased year-on-year.  Operating results improved significantly year-on-year and greater profit was recorded for the quarter than previously anticipated, primarily due to the contribution of improved operating performance in the television business.  The forecast for consolidated sales for the fiscal year ending March 31, 2013 has been lowered primarily because the sales forecasts for some key products are now anticipated to be lower than previously expected.  Despite the fact that the operating results recorded for the second quarter were better than expected, consolidated operating income forecast for the full fiscal year remains unchanged because uncertainty regarding economic trends in the second half of the fiscal year suggests that a severe operating environment is likely to continue.

■
The new management team established in April 2012 has begun to execute key measures meant to revitalize and grow Sony’s electronics businesses.  The team is changing the business portfolio by investing in core and new business areas, and by engaging in M&A in some areas while divesting others.  During the current quarter, the sale of the chemical products related business was completed and decisions were made to terminate several other businesses and product categories.  At the same time, Sony implemented a tender offer to acquire all of the outstanding shares of So-net Entertainment Corporation in an effort to maximize group synergy and strengthen the network services business.

■
In addition, following the plan to enter new markets announced at the corporate strategy meeting in April 2012, Sony is pursuing a strategy of expanding the scope of its medical operation and growing it into a core business.  In September, Sony agreed to establish a medical business venture with Olympus Corporation.  Through the utilization of its leading-edge electronics technologies, such as digital imaging, 4K and 3D, Sony believes that it can create new business opportunities by offering innovative and competitive products in the area of surgical endoscopes and other related areas where future growth is anticipated.

■
As mentioned above, Sony is making necessary investments for the future, such as changing its business portfolio and strengthening its competitiveness.  At the same time, Sony is balancing cash in and cash out while working to improve its cash flow* by carefully selecting investments, selling assets and strengthening control of working capital such as inventory.

■
At the corporate strategy meeting in April 2012, Sony announced that it expected to reduce Group-wide headcount by approximately 10,000 people, primarily in the electronics businesses, during the fiscal year ending March 31, 2013.  As a part of this plan, Sony announced in October a consolidation and closure of a manufacturing site to further enhance the efficiency of its manufacturing operations in Japan.  Sony also announced a headcount reduction at headquarters and supporting functions as the company streamlines its organization and increases operational efficiency in Japan.  Sony has already begun to improve efficiency through the consolidation of offices and the integration of organizations at sales companies, primarily in Japan, the U.S. and Europe.  Sony has also reduced fixed costs in the television business based on its profitability improvement plan.  Sony’s plans to optimize resources in its operations are on track.

Summarized below are several measures Sony is undertaking in the television business, an area essential to revitalizing its electronics businesses, and in its core businesses of mobile, digital imaging and game.

■
In the television business, Sony is steadily implementing the Television Profitability Improvement Plan announced in November 2011, with the goal of turning that business to a profit in the fiscal year ending March 31, 2014.  Sony significantly reduced the cost of procuring LCD panels, which was the largest issue for the business, by terminating the S-LCD joint venture in January 2012.  Both sales revenue and unit sales of televisions for the current quarter decreased year-on-year due to Sony’s managing the business with an emphasis on establishing a stable profit foundation rather than an expansion of unit sales.  Despite these decreases, the operating loss for the first half of the current fiscal year decreased to less than half that of the same period of the previous fiscal year, primarily due to a reduction in the number of models, mainly in developed countries, and continued cost reduction.  Sony’s management believes that it is on track to achieve its goal of cutting the television business operating loss for the current fiscal year to half of the operating loss forecast for the fiscal year ended March 31, 2012 at the time the profitability improvement plan was announced.  In the area of enhancement of product competitiveness, as the first step, Sony will start selling an 84 inch 4K LCD television from November 2012, which is distinguished by its high resolution large display and superior sound quality made possible by Sony’s proprietary technologies and components.

■
In the mobile business, growing sales and improving the profitability of the smartphone business are pressing issues for Sony.  Sony fully consolidated Sony Mobile in February 2012 and started the realignment of the business, aiming to deliver attractive products to the market more quickly, streamline supply chain management, and to enhance marketing, by strengthening its product development and operational capabilities.  Sony Mobile has been transferring its headquarter functions to Tokyo since October 2012, and has been implementing headcount reductions and realigning its global operational structure.

■
In the digital imaging business, Sony is further reinforcing development of its proprietary technologies such as image sensors, signal processing technologies and lenses.  Sony is working to expand the scope of the digital imaging business by extending the use of these technologies beyond traditional markets to the security and medical markets.  Although the market for compact digital cameras continues to contract, Sony is working to restore profitability through reinforcement of its high value added products such as those that are differentiated through the use of highly competitive image sensors developed by Sony.  For interchangeable single lens cameras, which are enjoying a steady expansion of sales, Sony aims to contribute even further to profitability by enhancing product competitiveness through the integration of network functionality and services.  Image sensors contributed to profitability this quarter and, with the aim of further expanding profitability, Sony is making additional investments in production capacity to meet the growing demand for high performance image sensors in the growing market for mobile devices, including smartphones and tablets.

■
In the game business, Sony is working to further expand the PS3 platform through measures such as the introduction of a new, smaller and lighter model with a larger capacity HDD.  Sony is also working to further spread the PS Vita platform, which Sony introduced last year, through various measures such as the introduction of an attractive software lineup.  Sony also acquired U.S.-based Gaikai Inc. in August 2012.  Through this acquisition, Sony aims to provide users with interactive entertainment experiences by establishing a new cloud service.

■
The Pictures, Music and Financial Services segments consistently contribute to Sony’s annual operating income.  In the Pictures segment, Sony entered into an agreement to acquire an additional ownership interest in Multi Screen Media Private Ltd. in India, to strengthen its television network business.  In the Music segment, an investor group including Sony completed the acquisition of EMI Music Publishing (“EMI”), a music publisher with a world-leading music catalogue, in June.  Sony plans to further strengthen its music publishing business by enhancing operational efficiency of EMI through operational integration with Sony/ATV Music Publishing LLC.

For the current fiscal year, Sony aims to generate operating income for the five Electronics segments in aggregate, generate net income attributable to Sony Corporation’s stockholders and generate positive cash flow*.

*	Cash flow provided by operating and investing activities combined excluding the Financial Services segment’s activities.

*    *    *    *    *

(Supplemental Information)

In addition to operating income, Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies, restructuring charges and impairments of long-lived assets, is not a presentation in accordance with U.S. GAAP, but is presented to enhance investors’ understanding of Sony’s operating results by providing an alternative measure that may be useful in understanding Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income in accordance with U.S. GAAP.

Consolidated Financial Results for the Second Quarter Ended September 30, 2012, as Adjusted
	(Billions of yen, millions of U.S. dollars) Second quarter ended September 30
	2011	2012	Change in yen	2012
Operating income (loss)	¥(1.6)	¥30.3	-%	$388
Less: Equity in net income (loss) of affiliated companies*1	1.1	(3.1)	-	(40)
Add: Restructuring charges recorded within operating expenses	28.8	11.5	-60.1	147
Add: Impairments of long-lived assets	8.6	2.0	-76.6	26
Operating income, as adjusted	¥34.7	¥46.9	+35.2%	$601

Outlook for the Fiscal Year ending March 31, 2013, as Adjusted
	(Billions of yen)
	November Forecast	Change from March 31, 2012 Actual Results	March 31, 2012 Actual Results
Operating income (loss)	¥130	-%	¥(67.3)
Less: Equity in net loss of affiliated companies*1	(5)	-	(121.7)
Add: Restructuring charges, net, recorded within operating expenses	75	+36.9	54.8
Add: Impairments of long-lived assets	10	-65.9	29.3
Operating income, as adjusted	¥220	+58.8%	¥138.5

*1
Equity in net income (loss) of affiliated companies for the fiscal year ended March 31, 2012 includes a total loss of 60.0 billion yen, including a 63.4 billion yen impairment loss on Sony’s shares of S-LCD which were sold in January 2012, and subsequent foreign currency adjustments.  Also included is a 33.0 billion yen valuation allowance (Sony’s 50% share of the 654 million euro valuation allowance which Sony Mobile recorded under U.S. GAAP against certain of its deferred tax assets in the quarter ended December 31, 2011).　In addition, as Sony sold its shares of S-LCD in January 2012 and acquired Telefonaktiebolaget LM Ericsson’s 50% equity interest in Sony Mobile with the company becoming a wholly-owned subsidiary of Sony in February 2012, the results of both companies are not included in the equity in net loss of affiliated companies for the actual results of the second quarter and for the outlook of the full fiscal year ending March 31, 2013.

*2
Sony is undertaking several structural transformation initiatives to enhance profitability through the implementation of various cost reduction programs as well as the adoption of horizontal platforms.  Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.  Restructuring charges are recorded, depending on the nature of the individual items, in cost of sales, selling, general and administrative expenses as well as other operating (income) expense, net, in the consolidated statement of income.  Sony includes losses due to long-lived asset impairments in restructuring charges when those impairments are directly related to Sony’s current restructuring initiatives.

*3
The 2.0 billion yen (26 million U.S. dollars) in non-cash impairment charges of long-lived assets recorded within operating results for the second quarter ended September 30, 2012 is related to the fair value of long-lived assets in the LCD television asset group being lower than net book value.  The 29.3 billion yen in non-cash impairment charges of long-lived assets for the fiscal year ended March 31, 2012 is related to the above-mentioned LCD television asset group and network business asset group, with charges of 16.7 billion yen and 12.6 billion yen, respectively.  Substantially all of the 10.0 billion yen in non-cash impairment charges of long-lived assets expected for the fiscal year ending March 31, 2013 relates to the LCD television asset group.  For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charges reflect the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.  For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charges, primarily related to certain intangible and other long-lived assets, reflected management’s revised forecast over the limited period applicable to the impairment determination.  Sony has not included these losses on impairment in restructuring charges.

*4
The operating loss and operating income, as adjusted, for the fiscal year ended March 31, 2012, each includes a gain of 102.3 billion yen due to the remeasurement of the 50% equity interest Sony owned in Sony Mobile prior to the acquisition described above.

See the chart below for further details regarding segment and category changes as of April 1, 2012.  The Audio and Video category includes the previous Home Audio and Video category and memory-based portable audio devices, which were previously included in the Personal Mobile Products category.  The Digital Imaging category changed its name to Digital Imaging Products.  The network services business, previously included in the Game category, and the medical business, previously included in the Professional Solutions category were transferred to All Other.  The former Game category has been changed to the Game segment.  The former Sony Mobile Communications segment has been changed to the Mobile Communications category.

Fiscal year ended March 31, 2012	Fiscal year ending March 31, 2013

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms, and smart phones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences; (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity; (v) Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions; (vi) Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses); (viii) Sony’s ability to maintain product quality; (ix) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony's acquisitions, joint ventures and other strategic investments (in particular the recent acquisition of Sony Ericsson Mobile Communications AB); (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) the outcome of pending and/or future legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and (xiv) risks related to catastrophic disasters or similar events, including the Great East Japan Earthquake and its aftermath as well as the floods in Thailand. Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Justin Hill	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/12q2_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	September 30	Change from	September 30
ASSETS	2012	2012	March 31, 2012	2012
Current assets:
Cash and cash equivalents	¥894,576	¥588,827	¥-305,749	$7,549
Marketable securities	680,913	634,395	-46,518	8,133
Notes and accounts receivable, trade	840,924	791,297	-49,627	10,145
Allowance for doubtful accounts and sales returns	(71,009)	(56,246)	+14,763	(721)
Inventories	707,052	838,102	+131,050	10,745
Other receivables	202,044	207,592	+5,548	2,661
Deferred income taxes	36,769	37,258	+489	478
Prepaid expenses and other current assets	463,693	430,412	-33,281	5,518
Total current assets	3,754,962	3,471,637	-283,325	44,508

Film costs	270,048	253,460	-16,588	3,249

Investments and advances:
Affiliated companies	36,800	60,235	+23,435	772
Securities investments and other	6,282,676	6,644,691	+362,015	85,189
	6,319,476	6,704,926	+385,450	85,961

Property, plant and equipment:
Land	139,413	138,168	-1,245	1,771
Buildings	817,730	800,354	-17,376	10,261
Machinery and equipment	1,957,134	1,944,492	-12,642	24,930
Construction in progress	35,648	38,691	+3,043	496
	2,949,925	2,921,705	-28,220	37,458
Less-Accumulated depreciation	2,018,927	2,011,272	-7,655	25,786
	930,998	910,433	-20,565	11,672

Other assets:
Intangibles, net	503,699	470,965	-32,734	6,038
Goodwill	576,758	579,219	+2,461	7,426
Deferred insurance acquisition costs	441,236	446,530	+5,294	5,725
Deferred income taxes	100,460	102,490	+2,030	1,314
Other	398,030	314,368	-83,662	4,030
	2,020,183	1,913,572	-106,611	24,533

Total assets	¥13,295,667	¥13,254,028	¥-41,639	$169,923

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥99,878	¥285,605	¥ +185,727	$3,662
Current portion of long-term debt	310,483	119,514	-190,969	1,532
Notes and accounts payable, trade	758,680	670,803	-87,877	8,600
Accounts payable, other and accrued expenses	1,073,241	958,046	-115,195	12,283
Accrued income and other taxes	63,396	59,927	-3,469	768
Deposits from customers in the banking business	1,761,137	1,819,396	+58,259	23,326
Other	463,166	432,023	-31,143	5,538
Total current liabilities	4,529,981	4,345,314	-184,667	55,709

Long-term debt	762,226	871,424	+109,198	11,172
Accrued pension and severance costs	309,375	299,248	-10,127	3,837
Deferred income taxes	284,499	302,677	+18,178	3,880
Future insurance policy benefits and other	3,208,843	3,372,148	+163,305	43,233
Policyholders’ account in the life insurance business	1,449,644	1,505,206	+55,562	19,298
Other	240,978	227,390	-13,588	2,914
Total liabilities	10,785,546	10,923,407	+137,861	140,043

Redeemable noncontrolling interest	20,014	2,392	-17,622	31

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	630,923	630,923	－	8,089
Additional paid-in capital	1,160,236	1,127,275	-32,961	14,452
Retained earnings	1,084,462	1,031,804	-52,658	13,228
Accumulated other comprehensive income	(842,093)	(910,113)	-68,020	(11,668)
Treasury stock, at cost	(4,637)	(4,543)	+94	(58)
	2,028,891	1,875,346	-153,545	24,043

Noncontrolling interests	461,216	452,883	-8,333	5,806
Total equity	2,490,107	2,328,229	-161,878	29,849
Total liabilities and equity	¥13,295,667	¥13,254,028	¥-41,639	$169,923

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended September 30
	2011	2012	Change from 2011		2012
Sales and operating revenue:
Net sales	¥1,372,196	¥1,341,262			$17,196
Financial services revenue	183,359	230,645			2,957
Other operating revenue	19,434	32,752			420
	1,574,989	1,604,659	+1.9%		20,573

Costs and expenses:
Cost of sales	1,041,977	1,044,996			13,397
Selling, general and administrative	345,393	331,459			4,250
Financial services expenses	158,485	198,478			2,545
Other operating (income) expense, net	31,891	(3,651)			(47)
	1,577,746	1,571,282	-0.4		20,145

Equity in net income (loss) of affiliated companies	1,122	(3,126)	－		(40)

Operating income (loss)	(1,635)	30,251	－		388

Other income:
Interest and dividends	2,341	3,198			41
Foreign exchange gain, net	5,585	－			－
Other	3,274	953			12
	11,200	4,151	-62.9		53

Other expenses:
Interest	6,449	5,912			76
Loss on devaluation of securities investments	536	187			2
Foreign exchange loss, net	－	7,114			91
Other	2,485	1,539			20
	9,470	14,752	+55.8		189

Income before income taxes	95	19,650	－		252

Income taxes	18,358	22,008			282

Net loss	(18,263)	(2,358)	－		(30)

Less - Net income attributable to noncontrolling interests	8,714	13,112			168

Net loss attributable to Sony Corporation’s stockholders	¥(26,977)	¥(15,470)	-%		$(198)

Per share data:
Net loss attributable to Sony Corporation’s stockholders
— Basic	¥(26.88)	¥(15.41)	－	%	$(0.20)
— Diluted	(26.88)	(15.41)	－		(0.20)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2011	2012	Change from 2011		2012

Net loss	¥(18,263)	¥(2,358)	－	%	$(30)

Other comprehensive income, net of tax –
Unrealized gains on securities	706	18,545			238
Unrealized gains (losses) on derivative instruments	1,377	(29)			－
Pension liability adjustment	1,505	436			6
Foreign currency translation adjustments	(111,302)	(6,190)			(81)

Total comprehensive income (loss)	(125,977)	10,404	－		133

Less - Comprehensive income attributable to noncontrolling interests	8,255	16,821			215

Comprehensive loss attributable	¥(134,232)	¥(6,417)	－	%	$(82)
to Sony Corporation’s stockholders					－

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Six months ended September 30
	2011	2012	Change from 2011		2012
Sales and operating revenue:
Net sales	¥2,648,136	¥2,636,714			$33,804
Financial services revenue	384,262	424,362			5,441
Other operating revenue	37,512	58,766			753
	3,069,910	3,119,842	+1.6%		39,998

Costs and expenses:
Cost of sales	2,015,546	2,051,409			26,300
Selling, general and administrative	665,539	678,209			8,695
Financial services expenses	330,133	364,130			4,668
Other operating (income) expense, net	29,114	(13,837)			(177)
	3,040,332	3,079,911	+1.3		39,486

Equity in net loss of affiliated companies	(3,713)	(3,405)	－		(44)

Operating income	25,865	36,526	+41.2		468

Other income:
Interest and dividends	6,615	8,908			114
Foreign exchange gain, net	1,950	－			－
Other	5,592	2,150			28
	14,157	11,058	-21.9		142

Other expenses:
Interest	12,561	13,475			173
Loss on devaluation of securities investments	814	189			2
Foreign exchange loss, net	－	1,692			22
Other	3,433	3,165			40
	16,808	18,521	+10.2		237

Income before income taxes	23,214	29,063	+25.2		373

Income taxes	45,892	42,010			539

Net loss	(22,678)	(12,947)	－		(166)

Less - Net income attributable to noncontrolling interests	19,801	27,164			348

Net loss attributable to Sony Corporation’s	¥(42,479)	¥(40,111)	－	%	$(514)
stockholders

Per share data:
Net loss attributable to Sony Corporation’s
stockholders
— Basic	¥(42.33)	¥(39.97)	－	%	$(0.51)
— Diluted	(42.33)	(39.97)	－		(0.51)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2011	2012	Change from 2011		2012

Net loss	¥(22,678)	¥(12,947)	－	%	$(166)

Other comprehensive income, net of tax –
Unrealized gains on securities	19,095	18,652			239
Unrealized gains on derivative instruments	1,829	137			2
Pension liability adjustment	2,078	2,046			26
Foreign currency translation adjustments	(140,725)	(85,329)			(1,094)

Total comprehensive loss	(140,401)	(77,441)	－		(993)

Less - Comprehensive income attributable
to noncontrolling interests	25,842	30,690			393

Comprehensive loss attributable	¥(166,243)	¥(108,131)	－	%	$(1,386)
to Sony Corporation’s stockholders

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥2,547,987	¥388,592	¥2,936,579
Exercise of stock acquisition rights	4	62	66
Stock based compensation	1,110		1,110

Comprehensive income:
Net income (loss)	(42,479)	19,801	(22,678)
Other comprehensive income, net of tax –
Unrealized gains on securities	11,892	7,203	19,095
Unrealized gains on derivative instruments	1,829		1,829
Pension liability adjustment	2,078		2,078
Foreign currency translation adjustments	(139,563)	(1,162)	(140,725)
Total comprehensive income (loss)	(166,243)	25,842	(140,401)

Dividends declared	(12,545)	(6,101)	(18,646)
Transactions with noncontrolling interests shareholders and other	(1,468)	586	(882)
Balance at September 30, 2011	¥2,368,845	¥408,981	¥2,777,826

Balance at March 31, 2012	¥2,028,891	¥461,216	¥2,490,107
Exercise of stock acquisition rights		79	79
Stock based compensation	730		730

Comprehensive income:
Net income (loss)	(40,111)	27,164	(12,947)
Other comprehensive income, net of tax –
Unrealized gains on securities	12,901	5,751	18,652
Unrealized gains on derivative instruments	137		137
Pension liability adjustment	3,506	(1,460)	2,046
Foreign currency translation adjustments	(84,564)	(765)	(85,329)
Total comprehensive income (loss)	(108,131)	30,690	(77,441)

Dividends declared	(12,545)	(7,350)	(19,895)
Transactions with noncontrolling interests shareholders and other	(33,599)	(31,752)	(65,351)
Balance at September 30, 2012	¥1,875,346	¥452,883	¥2,328,229

Sony Corporation conducted a tender offer in September 2012 to purchase an additional 96,511 common shares of its subsidiary So-net Entertainment Corporation which resulted in a decrease in additional paid-in capital of 33,638 million yen as an equity transaction with noncontrolling interests.

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	$26,011	$5,913	$31,924
Exercise of stock acquisition rights		1	1
Stock based compensation	9		9

Comprehensive income:
Net income (loss)	(514)	348	(166)
Other comprehensive income, net of tax –
Unrealized gains on securities	165	74	239
Unrealized gains on derivative instruments	2		2
Pension liability adjustment	45	(19)	26
Foreign currency translation adjustments	(1,084)	(10)	(1,094)
Total comprehensive income (loss)	(1,386)	393	(993)

Dividends declared	(161)	(94)	(255)
Transactions with noncontrolling interests shareholders and other	(430)	(407)	(837)
Balance at September 30, 2012	$24,043	$5,806	$29,849

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2011	2012	2012
Cash flows from operating activities:
Net loss	¥(22,678)	¥(12,947)	$(166)
Adjustments to reconcile net loss to net cash provided by operating activities-
Depreciation and amortization, including amortization of deferred	161,566	163,521	2,096
insurance acquisition costs
Amortization of film costs	77,394	85,707	1,099
Stock-based compensation expense	1,165	764	10
Accrual for pension and severance costs, less payments	127	(3,120)	(40)
Other operating (income) expense, net	29,114	(13,837)	(177)
Loss on devaluation of securities investments	814	189	2
Loss on revaluation of marketable securities held in the financial	24,513	16,538	212
services business for trading purposes, net
Loss on revaluation or impairment of securities investments held	8,770	3,175	41
in the financial services business, net
Deferred income taxes	(15,759)	3,905	50
Equity in net loss of affiliated companies, net of dividends	19,078	3,734	48
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(26,568)	(16,944)	(217)
Increase in inventories	(197,318)	(159,456)	(2,044)
Increase in film costs	(91,296)	(84,164)	(1,079)
(Decrease) increase in notes and accounts payable, trade	75,387	(55,729)	(714)
(Decrease) increase in accrued income and other taxes	10,265	(5,786)	(74)
Increase in future insurance policy benefits and other	140,622	161,526	2,071
Increase in deferred insurance acquisition costs	(35,172)	(36,011)	(462)
Increase in marketable securities held in the financial services	(16,304)	(13,725)	(176)
business for trading purposes
(Increase) decrease in other current assets	(91,790)	3,863	50
(Decrease) increase in other current liabilities	16,539	(48,879)	(627)
Other	80,843	57,113	731
Net cash provided by operating activities	149,312	49,437	634

Cash flows from investing activities:
Payments for purchases of fixed assets	(184,209)	(151,314)	(1,940)
Proceeds from sales of fixed assets	6,124	17,801	228
Payments for investments and advances by financial services business	(503,407)	(528,155)	(6,771)
Payments for investments and advances	(11,095)	(33,884)	(434)
(other than financial services business)
Proceeds from sales or return of investments and collections of advances	247,931	178,266	2,285
by financial services business
Proceeds from sales or return of investments and collections of advances	21,344	21,403	274
(other than financial services business)
Proceeds from sales of businesses	2,502	51,831	665
Other	3,075	(26,774)	(343)
Net cash used in investing activities	(417,735)	(470,826)	(6,036)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	839	149,521	1,917
Payments of long-term debt	(77,737)	(227,185)	(2,913)
Increase in short-term borrowings, net	77,897	185,580	2,379
Increase in deposits from customers in the financial services business, net	42,346	115,590	1,482
Dividends paid	(12,505)	(12,488)	(160)
Payment for purchase of So-net shares from noncontrolling interests	－	(54,920)	(704)
Other	(6,890)	(8,124)	(104)
Net cash provided by financing activities	23,950	147,974	1,897

Effect of exchange rate changes on cash and cash equivalents	(50,919)	(32,334)	(415)

Net decrease in cash and cash equivalents	(295,392)	(305,749)	(3,920)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576	11,469

Cash and cash equivalents at end of the period	¥719,020	¥588,827	$7,549

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2011	2012	Change	2012
Imaging Products & Solutions
Customers	¥217,329	¥181,364	-16.5%	$2,325
Intersegment	1,803	1,209		16
Total	219,132	182,573	-16.7	2,341

Game
Customers	140,863	106,451	-24.4	1,365
Intersegment	35,154	41,702		534
Total	176,017	148,153	-15.8	1,899

Mobile Products & Communications
Customers	141,595	293,755	+107.5	3,766
Intersegment	55	6,618		85
Total	141,650	300,373	+112.1	3,851

Home Entertainment & Sound
Customers	314,658	235,966	-25.0	3,025
Intersegment	142	39		1
Total	314,800	236,005	-25.0	3,026

Devices
Customers	181,359	162,358	-10.5	2,082
Intersegment	118,383	87,537		1,122
Total	299,742	249,895	-16.6	3,204

Pictures
Customers	169,251	162,846	-3.8	2,088
Intersegment	80	146		2
Total	169,331	162,992	-3.7	2,090

Music
Customers	100,396	96,770	-3.6	1,241
Intersegment	3,242	2,462		31
Total	103,638	99,232	-4.3	1,272

Financial Services
Customers	183,359	230,645	+25.8	2,957
Intersegment	740	776		10
Total	184,099	231,421	+25.7	2,967

All Other
Customers	109,928	121,523	+10.5	1,558
Intersegment	14,578	13,234		170
Total	124,506	134,757	+8.2	1,728

Corporate and elimination	(157,926)	(140,742)	-	(1,805)
Consolidated total	¥1,574,989	¥1,604,659	+1.9%	$20,573

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Operating income (loss)	2011	2012	Change	2012

Imaging Products & Solutions	¥15,809	¥2,593	-83.6%	$33
Game	2,989	2,279	-23.8	29
Mobile Products & Communications	(6,057)	(23,098)	-	(296)
Home Entertainment & Sound	(41,763)	(15,812)	-	(203)
Devices	(18,409)	29,775	-	382
Pictures	20,604	7,877	-61.8	101
Music	6,326	7,850	+24.1	101
Financial Services	24,478	31,207	+27.5	400
All Other	(8,187)	(5,912)	-	(76)
Total	(4,210)	36,759	-	471

Corporate and elimination	2,575	(6,508)	-	(83)
Consolidated total	¥(1,635)	¥30,251	-%	$388

The 2011 segment disclosure above has been restated to reflect the change in the business segment classification discussed in Note 6.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the three months ended September 30, 2011 and 2012 were 40,720 million yen and 10,175 million yen, respectively. The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories. For further details of new segments and categories, see page F-8.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2011	2012	Change	2012

Imaging Products & Solutions
Customers	¥396,465	¥374,670	-5.5%	$4,803
Intersegment	2,772	1,671		22
Total	399,237	376,341	-5.7	4,825

Game
Customers	256,296	189,340	-26.1	2,427
Intersegment	57,666	76,794		985
Total	313,962	266,134	-15.2	3,412

Mobile Products & Communications
Customers	264,200	575,874	+118.0	7,383
Intersegment	97	10,120		130
Total	264,297	585,994	+121.7	7,513

Home Entertainment & Sound
Customers	655,705	487,671	-25.6	6,252
Intersegment	248	122		2
Total	655,953	487,793	-25.6	6,254

Devices
Customers	349,672	300,240	-14.1	3,849
Intersegment	203,976	166,940		2,140
Total	553,648	467,180	-15.6	5,989

Pictures
Customers	313,627	316,144	+0.8	4,053
Intersegment	103	235		3
Total	313,730	316,379	+0.8	4,056

Music
Customers	207,726	193,472	-6.9	2,480
Intersegment	5,530	4,602		59
Total	213,256	198,074	-7.1	2,539

Financial Services
Customers	384,262	424,362	+10.4	5,441
Intersegment	1,475	1,554		19
Total	385,737	425,916	+10.4	5,460

All Other
Customers	209,878	233,345	+11.2	2,992
Intersegment	29,422	25,741		330
Total	239,300	259,086	+8.3	3,322

Corporate and elimination	(269,210)	(263,055)	-	(3,372)
Consolidated total	¥3,069,910	¥3,119,842	+1.6%	$39,998

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Operating income (loss)	2011	2012	Change	2012

Imaging Products & Solutions	¥28,293	¥15,202	-46.3%	$195
Game	7,053	(1,270)	-	(16)
Mobile Products & Communications	(4,501)	(51,237)	-	(657)
Home Entertainment & Sound	(55,392)	(25,798)	-	(331)
Devices	(13,106)	45,721	-	586
Pictures	24,906	3,005	-87.9	39
Music	18,420	15,125	-17.9	194
Financial Services	53,174	58,792	+10.6	754
All Other	(23,168)	(15,015)	-	(193)
Total	35,679	44,525	+24.8	571

Corporate and elimination	(9,814)	(7,999)	-	(103)
Consolidated total	¥25,865	¥36,526	+41.2%	$468

The 2011 segment disclosure above has been restated to reflect the change in the business segment classification discussed in Note 6.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating losses of Televisions, which primarily consists of LCD televisions, for the six months ended September 30, 2011 and 2012 were 55,504 million yen and 16,814 million yen, respectively. The operating losses of Televisions exclude restructuring charges which are included in the overall segment results and not allocated to product categories. For further details of new segments and categories, see page F-9.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Imaging Products & Solutions
Digital Imaging Products	¥141,432	¥108,570	-23.2%	$1,392
Professional Solutions	73,437	66,184	-9.9	849
Other	2,460	6,610	+168.7	84
Total	217,329	181,364	-16.5	2,325

Game	140,863	106,451	-24.4	1,365

Mobile Products & Communications
Mobile Communications	－	181,045	－	2,321
Personal and Mobile Products	140,091	111,361	-20.5	1,428
Other	1,504	1,349	-10.3	17
Total	141,595	293,755	+107.5	3,766

Home Entertainment & Sound
Televisions	214,038	146,682	-31.5	1,881
Audio and Video	98,341	87,197	-11.3	1,118
Other	2,279	2,087	-8.4	26
Total	314,658	235,966	-25.0	3,025

Devices
Semiconductors	102,849	75,779	-26.3	972
Components	77,213	79,799	+3.3	1,023
Other	1,297	6,780	+422.7	87
Total	181,359	162,358	-10.5	2,082

Pictures	169,251	162,846	-3.8	2,088
Music	100,396	96,770	-3.6	1,241
Financial Services	183,359	230,645	+25.8	2,957
All Other	109,928	121,523	+10.5	1,558
Corporate	16,251	12,981	-20.1	166
Consolidated total	¥1,574,989	¥1,604,659	+1.9%	$20,573

The above table includes a breakdown of sales and operating revenue to external customers in the following segments shown in the Business Segment Information on pages F-6: IP&S, Mobile Products & Communications (“MP&C”), HE&S and Devices. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to customers for those segments in this table is useful to investors in understanding sales by product category. Additionally, Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2013. In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products. In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Japan	¥482,461	¥525,109	+8.8%	$6,732
United States	296,556	230,531	-22.3	2,956
Europe	293,486	300,238	+2.3	3,849
China	154,041	137,807	-10.5	1,767
Asia-Pacific	155,177	190,926	+23.0	2,448
Other Areas	193,268	220,048	+13.9	2,821
Total	¥1,574,989	¥1,604,659	+1.9%	$20,573

Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Imaging Products & Solutions
Digital Imaging Products	¥270,302	¥238,486	-11.8%	$3,058
Professional Solutions	121,472	126,991	+4.5	1,628
Other	4,691	9,193	+96.0	117
Total	396,465	374,670	-5.5	4,803

Game	256,296	189,340	-26.1	2,427

Mobile Products & Communications
Mobile Communications	－	352,149	－	4,515
Personal and Mobile Products	261,394	220,996	-15.5	2,833
Other	2,806	2,729	-2.7	35
Total	264,200	575,874	+118.0	7,383

Home Entertainment & Sound
Televisions	455,774	303,698	-33.4	3,894
Audio and Video	195,691	180,947	-7.5	2,320
Other	4,240	3,026	-28.6	38
Total	655,705	487,671	-25.6	6,252

Devices
Semiconductors	193,968	145,264	-25.1	1,862
Components	153,523	147,940	-3.6	1,897
Other	2,181	7,036	+222.6	90
Total	349,672	300,240	-14.1	3,849

Pictures	313,627	316,144	+0.8	4,053
Music	207,726	193,472	-6.9	2,480
Financial Services	384,262	424,362	+10.4	5,441
All Other	209,878	233,345	+11.2	2,992
Corporate	32,079	24,724	-22.9	318
Consolidated total	¥3,069,910	¥3,119,842	+1.6%	$39,998

The above table includes a breakdown of sales and operating revenue to external customers in the following segments shown in the Business Segment Information on pages F-7: IP&S, MP&C, HE&S and Devices. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to customers for those segments in this table is useful to investors in understanding sales by product category. Additionally, Sony has realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2013. In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products. In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2011	2012	Change	2012

Japan	¥968,474	¥996,620	+2.9%	$12,777
United States	570,954	472,946	-17.2	6,063
Europe	560,328	593,279	+5.9	7,606
China	268,207	259,599	-3.2	3,328
Asia-Pacific	331,222	382,128	+15.4	4,899
Other Areas	370,725	415,270	+12.0	5,325
Total	¥3,069,910	¥3,119,842	+1.6%	$39,998

Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	September 30
	2012	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	¥175,151	¥166,332	$2,132
Marketable securities	677,543	630,521	8,084
Other	149,581	136,211	1,746
	1,002,275	933,064	11,962

Investments and advances	6,174,810	6,554,230	84,029
Property, plant and equipment	12,569	14,359	184
Other assets:
Deferred insurance acquisition costs	441,236	446,530	5,725
Other	48,472	50,020	641
	489,708	496,550	6,366
Total Assets	¥7,679,362	¥7,998,203	$102,541

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥18,781	¥10,250	$131
Deposits from customers in the banking business	1,761,137	1,819,396	23,326
Other	183,172	179,680	2,304
	1,963,090	2,009,326	25,761

Long-term debt	17,145	17,186	220
Future insurance policy benefits and other	3,208,843	3,372,148	43,233
Policyholders’ account in the life insurance business	1,449,644	1,505,206	19,298
Other	213,234	220,515	2,826
Total liabilities	6,851,956	7,124,381	91,338

Equity:
Stockholders’ equity of Financial Services	825,499	871,921	11,178
Noncontrolling interests	1,907	1,901	25
Total equity	827,406	873,822	11,203
Total liabilities and equity	¥7,679,362	¥7,998,203	$102,541

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	September 30
	2012	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	¥719,425	¥422,495	$5,417
Marketable securities	3,370	3,874	49
Notes and accounts receivable, trade	768,697	734,223	9,413
Other	1,274,826	1,383,322	17,735
	2,766,318	2,543,914	32,614

Film costs	270,048	253,460	3,249
Investments and advances	176,270	182,416	2,339
Investments in Financial Services, at cost	115,773	111,476	1,429
Property, plant and equipment	918,429	896,074	11,488
Other assets	1,535,075	1,420,016	18,206
Total assets	¥5,781,913	¥5,407,356	$69,325

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥399,882	¥394,870	$5,062
Notes and accounts payable, trade	758,680	670,803	8,600
Other	1,421,947	1,275,220	16,349
	2,580,509	2,340,893	30,011

Long-term debt	748,689	857,850	10,998
Accrued pension and severance costs	294,035	279,562	3,584
Other	361,161	361,016	4,629
Total liabilities	3,984,394	3,839,321	49,222

Redeemable noncontrolling interest	20,014	2,392	31

Equity:
Stockholders’ equity of Sony without Financial Services	1,651,856	1,464,346	18,774
Noncontrolling interests	125,649	101,297	1,298
Total equity	1,777,505	1,565,643	20,072
Total liabilities and equity	¥5,781,913	¥5,407,356	$69,325

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	September 30
	2012	2012	2012
ASSETS
Current assets:
Cash and cash equivalents	¥894,576	¥588,827	$7,549
Marketable securities	680,913	634,395	8,133
Notes and accounts receivable, trade	769,915	735,051	9,424
Other	1,409,558	1,513,364	19,402
	3,754,962	3,471,637	44,508

Film costs	270,048	253,460	3,249
Investments and advances	6,319,476	6,704,926	85,961
Property, plant and equipment	930,998	910,433	11,672
Other assets:
Deferred insurance acquisition costs	441,236	446,530	5,725
Other	1,578,947	1,467,042	18,808
	2,020,183	1,913,572	24,533
Total assets	¥13,295,667	¥13,254,028	$169,923

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥410,361	¥405,119	$5,194
Notes and accounts payable, trade	758,680	670,803	8,600
Deposits from customers in the banking business	1,761,137	1,819,396	23,326
Other	1,599,803	1,449,996	18,589
	4,529,981	4,345,314	55,709

Long-term debt	762,226	871,424	11,172
Accrued pension and severance costs	309,375	299,248	3,837
Future insurance policy benefits and other	3,208,843	3,372,148	43,233
Policyholders’ account in the life insurance business	1,449,644	1,505,206	19,298
Other	525,477	530,067	6,794
Total liabilities	10,785,546	10,923,407	140,043

Redeemable noncontrolling interest	20,014	2,392	31
Equity:
Sony Corporation’s stockholders’ equity	2,028,891	1,875,346	24,043
Noncontrolling interests	461,216	452,883	5,806
Total equity	2,490,107	2,328,229	29,849
Total liabilities and equity	¥13,295,667	¥13,254,028	$169,923

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Financial Services	2011	2012	Change	2012

Financial services revenue	¥184,099	¥231,421	+25.7%	$2,967
Financial services expenses	159,262	199,675	+25.4	2,560
Equity in net loss of affiliated companies	(359)	(539)	－	(7)
Operating income	24,478	31,207	+27.5	400
Other income (expenses), net	104	29	-72.1	0
Income before income taxes	24,582	31,236	+27.1	400
Income taxes and other	8,083	10,026	+24.0	128
Net income of Financial Services	¥16,499	¥21,210	+28.6%	$272

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sony without Financial Services	2011	2012	Change		2012

Net sales and operating revenue	¥1,392,504	¥1,374,859	-1.3%		$17,626
Costs and expenses	1,420,715	1,373,823	-3.3		17,613
Equity in net income (loss) of affiliated companies	1,481	(2,587)	－		(33)
Operating loss	(26,730)	(1,551)	－		(20)
Other income (expenses), net	2,243	(10,035)	－		(129)
Loss before income taxes	(24,487)	(11,586)	－		(149)
Income taxes and other	12,841	16,612	+29.4		213
Net loss of Sony without Financial Services	¥(37,328)	¥(28,198)	－	%	$(362)

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Consolidated	2011	2012	Change		2012

Financial services revenue	¥183,359	¥230,645	+25.8%		$2,957
Net sales and operating revenue	1,391,630	1,374,014	-1.3		17,616
	1,574,989	1,604,659	+1.9		20,573
Costs and expenses	1,577,746	1,571,282	-0.4		20,145
Equity in net income (loss) of affiliated companies	1,122	(3,126)	－		(40)
Operating income (loss)	(1,635)	30,251	－		388
Other income (expenses), net	1,730	(10,601)	－		(136)
Income before income taxes	95	19,650	－		252
Income taxes and other	27,072	35,120	+29.7		450
Net loss attributable to Sony Corporation’s stockholders	¥(26,977)	¥(15,470)	－	%	$(198)

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2011	2012	Change	2012

Financial services revenue	¥385,737	¥425,916	+10.4%	$5,460
Financial services expenses	331,828	366,212	+10.4	4,694
Equity in net loss of affiliated companies	(735)	(912)	－	(12)
Operating income	53,174	58,792	+10.6	754
Other income (expenses), net	151	56	-62.9	0
Income before income taxes	53,325	58,848	+10.4	754
Income taxes and other	18,476	18,510	+0.2	237
Net income of Financial Services	¥34,849	¥40,338	+15.8%	$517

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2011	2012	Change		2012

Net sales and operating revenue	¥2,687,374	¥2,697,071	+0.4%		$34,578
Costs and expenses	2,712,930	2,718,056	+0.2		34,847
Equity in net loss of affiliated companies	(2,978)	(2,493)	－		(32)
Operating loss	(28,534)	(23,478)	－		(301)
Other income (expenses), net	3,701	(1,087)	－		(14)
Loss before income taxes	(24,833)	(24,565)	－		(315)
Income taxes and other	33,779	34,530	+2.2		443
Net loss of Sony without Financial Services	¥(58,612)	¥(59,095)	－	%	$(758)

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2011	2012	Change		2012

Financial services revenue	¥384,262	¥424,362	+10.4%		$5,441
Net sales and operating revenue	2,685,648	2,695,480	+0.4		34,557
	3,069,910	3,119,842	+1.6		39,998
Costs and expenses	3,040,332	3,079,911	+1.3		39,486
Equity in net loss of affiliated companies	(3,713)	(3,405)	－		(44)
Operating income	25,865	36,526	+41.2		468
Other income (expenses), net	(2,651)	(7,463)	－		(95)
Income before income taxes	23,214	29,063	+25.2		373
Income taxes and other	65,693	69,174	+5.3		887
Net loss attributable to Sony Corporation’s stockholders	¥(42,479)	¥(40,111)	－	%	$(514)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2011	2012	2012

Net cash provided by operating activities	¥207,220	¥238,524	$3,057
Net cash used in investing activities	(258,014)	(354,109)	(4,540)
Net cash provided by financing activities	27,615	106,766	1,369
Net decrease in cash and cash equivalents	(23,179)	(8,819)	(114)
Cash and cash equivalents at beginning of the fiscal year	167,009	175,151	2,246
Cash and cash equivalents at end of the period	¥143,830	¥166,332	$2,132

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2011	2012	2012

Net cash used in operating activities	¥(49,611)	¥(182,672)	$(2,340)
Net cash used in investing activities	(155,679)	(117,835)	(1,511)
Net cash provided by (used in) financing activities	(16,004)	35,911	460
Effect of exchange rate changes on cash and cash equivalents	(50,919)	(32,334)	(415)
Net decrease in cash and cash equivalents	(272,213)	(296,930)	(3,806)
Cash and cash equivalents at beginning of the fiscal year	847,403	719,425	9,223
Cash and cash equivalents at end of the period	¥575,190	¥422,495	$5,417

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2011	2012	2012

Net cash provided by operating activities	¥149,312	¥49,437	$634
Net cash used in investing activities	(417,735)	(470,826)	(6,036)
Net cash provided by financing activities	23,950	147,974	1,897
Effect of exchange rate changes on cash and cash equivalents	(50,919)	(32,334)	(415)
Net decrease in cash and cash equivalents	(295,392)	(305,749)	(3,920)
Cash and cash equivalents at beginning of the fiscal year	1,014,412	894,576	11,469
Cash and cash equivalents at end of the period	¥719,020	¥588,827	$7,549

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of \78 = U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2012.

2.	As of September 30, 2012, Sony had 1,292 consolidated subsidiaries (including variable interest entities) and 100 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended September 30
Net loss attributable to Sony Corporation’s stockholders	2011	2012
— Basic	1,003,582	1,003,591
— Diluted	1,003,582	1,003,591

Weighted-average number of outstanding shares	(Thousands of shares)
	Six months ended September 30
Net loss attributable to Sony Corporation’s stockholders	2011	2012
— Basic	1,003,577	1,003,583
— Diluted	1,003,577	1,003,583

All potential shares were excluded as anti-dilutive for the three and six months ended September 30, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.

4.	Recently adopted accounting pronouncements:
Accounting for costs associated with acquiring or renewing insurance contracts -
In October 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance for costs associated with acquiring or renewing insurance contracts.  Under the new guidance, acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs.  An entity may defer incremental direct costs of contract acquisitions that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts.  Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising.  This guidance was effective for Sony as of April 1, 2012.  Sony applied this guidance prospectively from the date of adoption.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Testing goodwill for impairment -
In September 2011, the FASB issued a new standard to simplify how an entity tests goodwill for impairment.  The new standard allows companies an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test.  Under the new standard, a company is no longer required to calculate the fair value of a reporting unit unless the company determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.  The new standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  This standard was effective for Sony as of April 1, 2012.  The adoption of this standard did not have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -
In June 2011, the FASB issued new accounting guidance for the presentation of comprehensive income.  The amendments require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and is applied retrospectively.  Subsequently, in December 2011, the FASB issued updated accounting guidance for deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income.  The remaining requirements of the guidance issued in June 2011 become effective as originally issued.  The guidance was effective for Sony as of April 1, 2012.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

5.	Change in depreciation method:
Effective April 1, 2012, Sony Corporation and its Japanese subsidiaries changed the depreciation method for property, plant and equipment, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method, from the declining-balance method to the straight-line method.  Concurrently, estimated useful lives for certain assets were also changed.  Sony believes that the straight-line method better reflects the pattern of consumption of the estimated future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives.

In accordance with the accounting guidance for a change in accounting estimate effected by a change in accounting principle, a change in depreciation method is treated on a prospective basis as a change in estimate and prior period results have not been restated.  The net effect of the changes caused a decrease in depreciation expense of 2,493 million yen and 5,233 million yen for the three and six months ended September 30, 2012, respectively, which is primarily included in cost of sales in the consolidated statements of income.  Net loss attributable to Sony Corporation’s stockholders, basic net loss per share attributable to Sony Corporation’s stockholders and diluted net loss per share attributable to Sony Corporation’s stockholders decreased by 2,307  million yen, 2.30 yen and 2.30 yen, respectively, for the three months ended September 30, 2012, and decreased by 4,103  million yen, 4.09 yen and 4.09 yen, respectively, for the six months ended September 30, 2012.

6.	Change in business segments:
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications segments.  In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile Communications segments are included in five newly established segments, namely the Imaging Products & Solutions (“IP&S”) segment, the Game segment, the Mobile Products & Communications (“MP&C”) segment, the Home Entertainment & Sound (“HE&S”) segment, and the Devices segment as well as All Other.  The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.  For further details of new segments and categories, see page F-8 and F-9.  In connection with this realignment, both sales and operating revenue (“sales”) and operating income (loss) of each segment for the three and six months ended September 30 of the previous fiscal year have been restated to conform to the current quarter’s presentation.

7.	Income taxes:
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2011	2012	2012
Capital expenditures (additions to property, plant and equipment)	¥67,439	¥44,585	$572
Depreciation and amortization expenses*1	83,372	78,470	1,006
(Depreciation expenses for property, plant and equipment)	(50,609)	(47,421)	(608)
Research and development expenses	108,138	126,220	1,618

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2011	2012	2012
Capital expenditures (additions to property, plant and equipment)*2	¥168,178	¥99,598	$1,277
Depreciation and amortization expenses*1	161,566	163,521	2,096
(Depreciation expenses for property, plant and equipment)	(100,193)	(96,606)	(1,239)
Research and development expenses	204,267	236,556	3,033

*1 Including amortization expenses for intangible assets and for deferred insurance acquisition costs.

*2 Including acquisition of semiconductor fabrication equipment of 51,083 million yen from Toshiba Corporation on April 1, 2011.

(subsequent events)

On October 19, 2012, as a part of its restructuring of the electronics business operations in Japan, Sony announced the consolidation of manufacturing operations and closure of a manufacturing site to further enhance efficiency.  Sony also announced a headcount reduction at Sony Corporation and major consolidated electronics subsidiaries in Japan to streamline those organizations and increase operational efficiency.  The resulting impact of the restructuring to Sony’s consolidated results for the fiscal year ending March 31, 2013 is currently being evaluated.